DBS

December 5, 2005

05013505

82 - 3172

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH, D.C. 192

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

enc

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | S$1.00 | S$4,000,000,000 | Before Exercise | 1,497,548,335 | 1,497,548,335 | Before Exercise | 41,016,696 |
| Preference Shares* | S$1.00 | S$ 500,000,000 | Add Exercise | 2,000 | 2,000 | Less Exercise | (2,000) |
| Preference Shares # | S$1.00 | S$ 500,000,000 | After Exercise | 1,497,550,335 | 1,497,550,335 | After Exercise | 41,014,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham
Authorised Signature : ..........................................

Designation : Assistant Secretary
Date : December 5, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)



*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 2,000 | $14.73 | $29,460.00 | |
| 2,000 | Total value of shares exercised = | $29,460.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1124881J | KOH SIEW LENG | Individual |
| S1770767A | GOH SEOW YIN | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1770767A [Retrieve Details]

Identification Type : * NRIC

Name : * GOH SEOW YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529866 [Retrieve Address]

Block/House No. : 11

Street Name : **SIMEI STREET 4**

Unit : # 11 - 07

Building/Estate Name : **SIMEI GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1124881J [Retrieve Details]

Identification Type : * NRIC

Name : * KOH SIEW LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229622 [Retrieve Address]

Block/House No. : 69

Street Name : **CAVENAGH ROAD**

Unit : # 02 - 356

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497550335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497550335.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/12/2005 |

Submit Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001513514A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050578356 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001513514A

Date/Time : 05/12/2005 11:00

Transaction No : C050578356

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 819.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

December 2, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Analyst
(65) 6878 5304

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 27,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,521,335<br>27,000<br>1,497,548,335 | 1,497,521,335<br>27,000<br>1,497,548,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,025,696<br>(27,000)<br>40,998,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ....................................

Designation : Assistant Secretary

Date : December 2, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 27,000 | $14.73 | $397,710.00 | |
| 27,000 | Total value of shares exercised = | $397,710.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

### Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| | | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of shares : | 27000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1184310G | ALBERT LIM CHYE HUAT | Individual |
| S1589666C | TONG LAY KUEN | Individual |
| S2185732G | SUNG SHWU YIN | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual :** *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

| | |
|---|---|
| Shareholder Category : * | **Individual** |
| Identification No. : * | S1184310G [Retrieve Details] |
| Identification Type : * | NRIC |
| Name : * | ALBERT LIM CHYE HUAT |
| Nationality : * | SINGAPOREAN (301) |
| Mobile No : | |
| Occupation : | |
| Email Address : | |
| Address Type : * | (•) Local<br>( ) Foreign |

Local Address (* if Address Type is Local Address)

| | |
|---|---|
| Postal Code : | 538409 [Retrieve Address] |
| Block/House No. : | 23 |
| Street Name : | **JALAN BUNGA RAMPAI** |
| Unit : | # - |
| Building/Estate Name : | |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

| | |
|---|---|
| Shareholder Category : * | **Individual** |
| Identification No. : * | S1589666C [Retrieve Details] |
| Identification Type : * | NRIC |
| Name : * | TONG LAY KUEN |
| Nationality : * | SINGAPOREAN (301) |
| Mobile No : | |
| Occupation : | |
| Email Address : | |
| Address Type : * | (•) Local ( ) Foreign |

Local Address (* if Address Type is Local Address)

| | |
|---|---|
| Postal Code : | 456015 [Retrieve Address] |
| Block/House No. : | 26 |
| Street Name : | **SIGLAP PLAIN** |
| Unit : | # - |
| Building/Estate Name : | |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2185732G [Retrieve Details]

Identification Type : * NRIC

Name : * SUNG SHWU YIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159957 [Retrieve Address]

Block/House No. : 370D

Street Name : **ALEXANDRA ROAD**

Unit : # 06 - 03

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| | | | | | |
|---|---|---|---|---|---|
| **Resolution / Declaration** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | Summary of Capital |

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497548335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497548335.00** | **86084215.00** | **0.00** |

bizFILE

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

## Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

## Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/12/2005 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001512345A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050577013 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001512345A

Date/Time : 02/12/2005 15:42

Transaction No : C050577013

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 829.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 6,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,514,535<br>6,800<br>1,497,521,335 | 1,497,514,535<br>6,800<br>1,497,521,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,032,496<br>(6,800)<br>41,025,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham  Authorised Signature : ..........................................

Designation : Assistant Secretary  Date : December 2, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,800 | $10.40 | $70,720.00 | |
| 6,800 | Total value of shares exercised = | $70,720.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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[illegible]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6800 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| C576866(5) | LEUNG CHUN FAI | Individual |
| S2560175J | TING TECK PEI | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

| | |
|---|---|
| Shareholder Category : * | **Individual** |
| Identification No. : * | C576866(5) [Retrieve Details] |
| Identification Type : * | PASSPORT/ OTHERS |
| Name : * | LEUNG CHUN FAI |
| Nationality : * | CHINESE (336) |
| Mobile No : | |
| Occupation : | |
| Email Address : | |
| Address Type : * | ( ) Local<br>(•) Foreign |

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT F, 11/F MEI KEI BLDG, 128 HO PONG ST

TUEN MUN N.T. HONG KONG

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

[illegible]

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **S2560175J**

Identification Type : * **NRIC**

Name : * TING TECK PEI

Nationality : * SINGAPORE P.R. (300)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560512 Retrieve Address

Block/House No. : 512

Street Name : **ANG MO KIO AVENUE 8**

Unit : # 10 - 2516

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

### Authorised Capital

| Class of Shares | Currency | Nominal Value per Share | Share Group | Shares Allotted | Total No. of shares after allotment |
|---|---|---|---|---|---|
| Ordinary | SINGAPORE DOLLAR (099) | 1 | | 5000 | 5000 |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



Please fill in the following information. Fields marked * must be completed.

### Details of Shares Allotted

* Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : 5000

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 02/12/2005

Save | Reset | Delete | Back

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497521335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497521335.00** | **86084215.00** | **0.00** |

bizFILE

LOCAL COMPANY TRANSACTIONS

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

### Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/12/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001512181A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050576843 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001512181A

Date/Time : 02/12/2005 14:57

Transaction No : C050576843

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 839.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

November 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH, D.C.
192

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,363,370<br>13,000<br>1,497,376,370 | 1,497,363,370<br>13,000<br>1,497,376,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,183,661<br>(13,000)<br>41,170,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui    Authorised Signature : ........................................

Designation : Assistant Secretary    Date : November 23, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)



*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 13,000 | $14.73 | $191,490.00 | |
| 13,000 | Total value of shares exercised = | $191,490.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse....

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1113260Z | NG PENG KHIAN | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1113260Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG PENG KHIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 [Retrieve Address]

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497376370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497376370.00** | **86084215.00** | **0.00** |

2-3/11

bizFILE

PAYMENTS

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 23/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001498121A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050561112 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000001498121A | Date/Time : 23/11/2005 09:52 |
| Transaction No | : C050561112 | |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,119.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,376,370<br>4,000<br>1,497,380,370 | 1,497,376,370<br>4,000<br>1,497,380,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,170,661<br>(4,000)<br>41,166,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui　　Authorised Signature : ..........

Designation : Assistant Secretary　　Date : November 23, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)



*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $10.40 | $41,600.00 | |
| 4,000 | Total value of shares exercised = | $41,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| D390088(7) | CHENG PO KEE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * D390088(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHENG PO KEE

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 11/F BLOCK 4 POKFULAM GARDENS,

180 POKFULAM ROAD HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497380370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497380370.00** | **86084215.00** | **0.00** |

23/11

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 23/11/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001498434A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050561437 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001498434A

Date/Time : 23/11/2005 11:28

Transaction No : C050561437

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,109.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

DBS

December 13, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH. D.C.
192

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully


Winnie Ong
Bank Executive
(65) 6878 6141


encs

**DBS GROUP HOLDINGS LTD**



APPLICATION FOR LISTING AND QUOTATION OF 5,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,706,885<br>5,800<br>1,497,712,685 | 1,497,706,885<br>5,800<br>1,497,712,685 | Before Exercise<br>Less Exercise<br>After Exercise | 40, 858,146<br>(5,800)<br>40,852,346 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng — Authorised Signature : ..........................

Designation : *Group Secretary* — Date : December 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,800 | $10.40 | $60,320.00 | |
| 5,800 | Total value of shares exercised = | $60,320.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5800 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * NRIC

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497712685.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497712685.00** | **86084215.00** | **0.00** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2005 |

Submit | Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001525295A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050591428 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001525295A

Date/Time : 14/12/2005 08:44

Transaction No : C050591428

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 604.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,700,885<br>6,000<br>1,497,706,885 | 1,497,700,885<br>6,000<br>1,497,706,885 | Before Exercise<br>Less Exercise<br>After Exercise | 40, 864,146<br>(6,000)<br>40,858,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng    Authorised Signature : ............................................

Designation : Group Secretary    Date : December 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,000 | $14.73 | $88,380.00 | |
| 6,000 | Total value of shares exercised = | $88,380.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1587503H Retrieve Details

Identification Type : * NRIC

Name : * HO LOON KHWAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 380057 Retrieve Address

Block/House No. : 57

Street Name : **SIMS DRIVE**

Unit : # 12 - 1131

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497706885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497706885.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/12/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001524369A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050590358 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001524369A

Date/Time : 13/12/2005 14:51

Transaction No : C050590358

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 614.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,695,885<br>5,000<br>1,497,700,885 | 1,497,695,885<br>5,000<br>1,497,700,885 | Before Exercise<br>Less Exercise<br>After Exercise | 40,869,146<br>(5,000)<br>40,864,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng

Authorised Signature : ........................................

Designation : Group Secretary

Date : December 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $15.30 | $76,500.00 | |
| 5,000 | Total value of shares exercised = | $76,500.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (◉) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1546208F Retrieve Details

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 Retrieve Address

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A Retrieve Details

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 Retrieve Address

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497700885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497700885.00** | **86084215.00** | **0.00** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/12/2005 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001524231A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050590214 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001524231A

Date/Time : 13/12/2005 14:11

Transaction No : C050590214

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 624.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

December 13, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Analyst
(65) 6878 5304

encs

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,712,685<br>4,000<br>1,497,716,685 | 1,497,712,685<br>4,000<br>1,497,716,685 | Before Exercise<br>Less Exercise<br>After Exercise | 40,852,346<br>(4,000<br>40,848,346 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders a the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng  Authorised Signature : ..........................................

Designation : Group Secretary  Date : December 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $10.40 | $41,600.00 | |
| 4,000 | Total value of shares exercised = | $41,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1682734G | TSNG BOON KIAT | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1682734G [Retrieve Details]

Identification Type : * NRIC

Name : * TSNG BOON KIAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269511 [Retrieve Address]

Block/House No. : 110

Street Name : **CORONATION ROAD**

Unit : # -

Building/Estate Name : **CORONATION VILLAGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497716685.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497716685.00** | **86084215.00** | **0.00** |

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001525602A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050591729 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001525602A

Date/Time : 14/12/2005 10:40

Transaction No : C050591729

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 594.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,716,685<br>7,000<br>1,497,723,685 | 1,497,716,685<br>7,000<br>1,497,723,685 | Before Exercise<br>Less Exercise<br>After Exercise | 40,848,346<br>(7,000)<br>40,841,346 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng    Authorised Signature : ..........................................

Designation : Group Secretary    Date : December 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,000 | $14.73 | $103,110.00 | |
| 7,000 | Total value of shares exercised = | $103,110.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

### Declaration

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

## Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0239112J | LEE KHENG LEONG | Individual |
| S1327888A | CHONG SUH KIEN ROSE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1327888A [Retrieve Details]

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

| | |
|---|---|
| Shareholder Category : * | **Individual** |
| Identification No. : * | S0239112J [Retrieve Details] |
| Identification Type : * | NRIC |
| Name : * | LEE KHENG LEONG |
| Nationality : * | SINGAPORE P.R. (300) |
| Mobile No : | |
| Occupation : | |
| Email Address : | |
| Address Type : * | ◉ Local ○ Foreign |

Local Address (* if Address Type is Local Address)

| | |
|---|---|
| Postal Code : | 649820 [Retrieve Address] |
| Block/House No. : | 82 |
| Street Name : | **CORPORATION ROAD** |
| Unit : | # 05 - 06 |
| Building/Estate Name : | |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497723685.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497723685.00** | **86084215.00** | **0.00** |

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2005 |

Submit | Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001525664A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050591785 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001525664A

Date/Time : 14/12/2005 10:57

Transaction No : C050591785

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 584.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

November 24, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,380,370<br>3,000<br>1,497,383,370 | 1,497,380,370<br>3,000<br>1,497,383,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,166,661<br>(3,000)<br>41,163,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ............................................

Designation : Assistant Secretary — Date : November 24, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $12.27 | $36,810.00 | |
| 3,000 | Total value of shares exercised = | $36,810.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 11.27 | | |

Save | Delete Issued Share | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| G003169(A) | CHAN PO MING DANIEL | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G003169(A) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * CHAN PO MING DANIEL

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 11/F, BLK 3, THE GRAND PANORAMA
10 ROBINSON RD, MID-LEVELS, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for *subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497383370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497383370.00** | **86084215.00** | **0.00** |

PAYMENTS

### Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001499722A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050562913 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001499722A

Date/Time : 24/11/2005 09:06

Transaction No : C050562913

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,099.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,383,370<br>4,000<br>1,497,387,370 | 1,497,383,370<br>4,000<br>1,497,387,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,163,661<br>(4,000)<br>41,159,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : November 24, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)



*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $14.73 | $58,920.00 | |
| 4,000 | Total value of shares exercised = | $58,920.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1235624B | LEE LAY WAH IRENE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1235624B Retrieve Details

Identification Type : * NRIC

Name : * LEE LAY WAH IRENE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465926 Retrieve Address

Block/House No. : 29

Street Name : **KEW WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497387370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497387370.00** | **86084215.00** | **0.00** |

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/11/2005 |

Submit Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001499728A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050562921 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000001499728A | Date/Time : 24/11/2005 09:11 |
| Transaction No | : C050562921 | |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,089.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

November 25, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 14,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,387,370<br>14,000<br>1,497,401,370 | 1,497,387,370<br>14,000<br>1,497,401,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,159,661<br>(14,000)<br>41,145,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui    Authorised Signature : ........................................

Designation : Assistant Secretary    Date : November 25, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 14,000 | $15.30 | $214,200.00 | |
| 14,000 | Total value of shares exercised = | $214,200.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14000 ✓ | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 ✓ | | |
| due and payable : | 0 ✓ | | |
| Amount of premium paid or payable on each share : | 14.30 ✓ | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1361114I ✓ [Retrieve Details]

Identification Type : * NRIC ✓

Name : * CHAN PETER ✓

Nationality : * SINGAPOREAN (301) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ✓ ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467833 ✓ [Retrieve Address]

Block/House No. : 31 ✓

Street Name : **LIMAU GROVE** ✓

Unit : # -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **S2539115B**

Identification Type : * **NRIC**

Name : * LEE MENG SOON

Nationality : * SINGAPORE P.R. (300)

Mobile No. :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596744 Retrieve Address

Block/House No. : 52A

Street Name : **TOH TUCK ROAD**

Unit : # 05 - 09

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

### Authorised Capital

| Class of Shares | Currency | Nominal Value per Share | Share Group | Shares Allotted | Total No. of shares after allotment |
|---|---|---|---|---|---|
| Ordinary | SINGAPORE DOLLAR (099) | 1 | | 10000 | 10000 |

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497401370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497401370.00** | **86084215.00** | **0.00** |

28/11

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/11/2005 |

Submit Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001502046A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050565442 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001502046A Date/Time : 25/11/2005 13:22

Transaction No : C050565442

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,079.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,000 | $14.73 | $103,110.00 | |
| 7,000 | Total value of shares exercised = | $103,110.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,401,370<br>7,000<br>1,497,408,370 | 1,497,401,370<br>7,000<br>1,497,408,370 | Before Exercise<br>Less Exercise<br>After Exercise | 41,145,661<br>(7,000)<br>41,138,661 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui  Authorised Signature : ..........................................

Designation : Assistant Secretary  Date : November 25, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2560657D [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SING LEON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 328837 [Retrieve Address]

Block/House No. : 17

Street Name : **KIM KEAT ROAD**

Unit : # 06 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

*If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1327888A Retrieve Details

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 Retrieve Address

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497408370.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497408370.00** | **86084215.00** | **0.00** |

25/11

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PAYMENTS

**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/11/2005 |

Submit Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001502129A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050565535 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001502129A

Date/Time : 25/11/2005 14:09

Transaction No : C050565535

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,069.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

November 28, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Analyst
(65) 6878 5304

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 12,300 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,408,370<br>12,300<br>1,497,420,670 | 1,497,408,370<br>12,300<br>1,497,420,670 | Before Exercise<br>Less Exercise<br>After Exercise | 41,138,661<br>(12,300)<br>41,126,361 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham  Authorised Signature : ..............................................

Designation : Assistant Secretary  Date : November 28, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 12,300 | $14.73 | $181,179.00 | |
| 12,300 | Total value of shares exercised = | $181,179.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| | | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of shares : | 12300 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0239112J | LEE KHENG LEONG | Individual |
| S1184310G | ALBERT LIM CHYE HUAT | Individual |
| S1391861I | WONG KOK SENG AUGUSTINE | Individual |
| S7173953H | HO MEE LEE | Individual |

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S7173953h [Retrieve Details]

Identification Type : * NRIC

Name : * HO MEE LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 534202 [Retrieve Address]

Block/House No. : 18

Street Name : **UPPER SERANGOON VIEW**

Unit : # 10 - 16

Building/Estate Name : **RIO VISTA**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

**Allottee is an Individual**

**Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * s1184310g Retrieve Details

Identification Type : * NRIC

Name : * ALBERT LIM CHYE HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * Local / Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538409 Retrieve Address

Block/House No. : 23

Street Name : **JALAN BUNGA RAMPAI**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0239112j [Retrieve Details]

Identification Type : * NRIC

Name : * LEE KHENG LEONG

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 649820 [Retrieve Address]

Block/House No. : 82

Street Name : **CORPORATION ROAD**

Unit : # 05 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S13918611 [Retrieve Details]

Identification Type : * NRIC

Name : * WONG KOK SENG AUGUSTINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507421 [Retrieve Address]

Block/House No. : 180

Street Name : **LOYANG RISE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

*Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the* Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

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bizFILE



[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497420670.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497420670.00** | **86084215.00** | **0.00** |

bizFILE

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

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## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

## Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/11/2005 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001504871A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050568579 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001504871A

Date/Time : 28/11/2005 17:34

Transaction No : C050568579

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,059.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,020 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Share | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,420,670<br>6,020<br>1,497,426,690 | 1,497,420,670<br>6,020<br>1,497,426,690 | Before Exercise<br>Less Exercise<br>After Exercise | 41,126,36<br>(6,020<br>41,120,34 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders a the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : November 28, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,020 | $15.30 | $92,106.00 | |
| 6,020 | Total value of shares exercised = | $92,106.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / Wong Ngit Liong
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6020 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

Save | Delete Issued Share | Reset | Back

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1104196E | KOH BOON SIM | Individual |
| S1546208F | LIM BENG KUAN | Individual |

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

| | | |
|---|---|---|
| Shareholder Category : * | **Individual** | |
| Identification No. : * | S1104196E | Retrieve Details |
| Identification Type : * | NRIC | |
| Name : * | KOH BOON SIM | |
| Nationality : * | SINGAPOREAN (301) | |
| Mobile No : | | |
| Occupation : | | |
| Email Address : | | |
| Address Type : * | (•) Local<br>( ) Foreign | |

Local Address (* if Address Type is Local Address)

| | | |
|---|---|---|
| Postal Code : | 554824 | Retrieve Address |
| Block/House No. : | 6 | |
| Street Name : | **CHUAN PLACE** | |
| Unit : | # - | |
| Building/Estate Name : | | |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4020

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

**Allottee is an Individual**
**Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1546208F Retrieve Details

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * Local / Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 Retrieve Address

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497426690.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497426690.00** | **86084215.00** | **0.00** |

bizFILE

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

## Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/11/2005 |

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001504944A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050568650 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001504944A Date/Time : 28/11/2005 17:53

Transaction No : C050568650

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,049.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS



November 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,375 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,457,070<br>3,375<br>1,497,460,445 | 1,497,457,070<br>3,375<br>1,497,460,445 | Before Exercise<br>Less Exercise<br>After Exercise | 41,089,961<br>(3,375)<br>41,086,586 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : November 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,375 / | $15.30 / | $51,637.50 | |
| 3,375 | Total value of shares exercised = | $51,637.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3375 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1557545Z [Retrieve Details]

Identification Type : * NRIC

Name : * TEO PIT KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510110 [Retrieve Address]

Block/House No. : 110

Street Name : **PASIR RIS STREET 11**

Unit : # 03 - 619

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3375

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497460445.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497460445.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

***If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.***

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506925A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570901 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506925A

Date/Time : 29/11/2005 17:53

Transaction No : C050570901

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 979.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,460,445<br>13,000<br>1,497,473,445 | 1,497,460,445<br>13,000<br>1,497,473,445 | Before Exercise<br>Less Exercise<br>After Exercise | 41,086,586<br>(13,000)<br>41,073,586 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : November 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 13,000 | $14.73 | $191,490.00 | |
| 13,000 | Total value of shares exercised = | $191,490.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

## Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1587503H | HO LOON KHWAN | Individual |
| S6817245D | SIAH SENG CHEE | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1587503H [Retrieve Details]

Identification Type : * NRIC

Name : * HO LOON KHWAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 380057 [Retrieve Address]

Block/House No. : 57

Street Name : **SIMS DRIVE**

Unit : # 12 - 1131

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S6817245D [Retrieve Details]

Identification Type : * NRIC

Name : * SIAH SENG CHEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 736786 [Retrieve Address]

Block/House No. : 786F

Street Name : **WOODLANDS DRIVE 60**

Unit : # 11 - 03

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

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PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506942A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570918 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506942A Date/Time : 29/11/2005 17:58

Transaction No : C050570918

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 969.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,650 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,473,445<br>7,650<br>1,497,481,095 | 1,497,473,445<br>7,650<br>1,497,481,095 | Before Exercise<br>Less Exercise<br>After Exercise | 41,073,586<br>(7,650)<br>41,065,936 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ..........................................

Designation : Assistant Secretary — Date : November 29, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 7,650 / | $10.40 / | $79,560.00 | |
| 7,650 | Total value of shares exercised = | $79,560.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7650 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| K338511(6) | LAU MING KEI | Individual |
| S1101747I | LIM TOK KIAK (MRS) | Individual |
| S1805337C | FOO SHER LENG PHYLLIS | Individual |
| S2684776A | WONG HIM WAI ANDREA | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2684776A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG HIM WAI ANDREA

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307945 [Retrieve Address]

Block/House No. : 7

Street Name : **NEWTON ROAD**

Unit : # 20 - 03

Building/Estate Name : **ELMIRA HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3450

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Unable to retrieve details for the given Identification No.**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * K338511(6) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LAU MING KEI

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 4, 34/F, BLOCK C, KA YIN HOUSE

KA TIN COURT, TAI WAI, SHATIN, NT, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1101747I [Retrieve Details]

Identification Type : * NRIC

Name : * LIM TOK KIAK (MRS)

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807332 [Retrieve Address]

Block/House No. : 76

Street Name : **SARACA VIEW**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S1805337C [Retrieve Details]

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119 [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497481095.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497481095.00** | **86084215.00** | **0.00** |

PAYMENTS

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit | Cancel

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bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506972A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570949 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506972A

Date/Time : 29/11/2005 18:12

Transaction No : C050570949

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 959.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,543 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

3. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,481,095<br>4,543<br>1,497,485,638 | 1,497,481,095<br>4,543<br>1,497,485,638 | Before Exercise<br>Less Exercise<br>After Exercise | 41,065,936<br>(4,543)<br>41,061,393 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ........................................

Designation : Assistant Secretary

Date : November 29, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,543 / | $14.73 / | $66,918.39 | |
| 4,543 | Total value of shares exercised = | $66,918.39 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

**Company Type**

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4543 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1113260Z | NG PENG KHIAN | Individual |
| S1671929C | TAN MUAY MUAY JACQUELINE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1671929C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970 [Retrieve Address]

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 543

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1113260Z [Retrieve Details]

Identification Type : * NRIC

Name : * NG PENG KHIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 [Retrieve Address]

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497485638.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497485638.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506986A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570961 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506986A

Date/Time : 29/11/2005 18:17

Transaction No : C050570961

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 949.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS



November 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,426,690<br>2,000<br>1,497,428,690 | 1,497,426,690<br>2,000<br>1,497,428,690 | Before Exercise<br>Less Exercise<br>After Exercise | 41,120,341<br>(2,000)<br>41,118,341 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ...............................................

Designation : Assistant Secretary

Date : November 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 2,000 | $15.30 | $30,600.00 | |
| 2,000 | Total value of shares exercised = | $30,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497428690.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497428690.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

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bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001505785A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050569621 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001505785A

Date/Time : 29/11/2005 12:14

Transaction No : C050569621

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,029.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 18,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,428,690<br>18,000<br>1,497,446,690 | 1,497,428,690<br>18,000<br>1,497,446,690 | Before Exercise<br>Less Exercise<br>After Exercise | 41,118,341<br>(18,000)<br>41,100,341 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..............................

Designation : Assistant Secretary    Date : November 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 18,000 / | $14.73 ' | $265,140.00 | |
| 18,000 | Total value of shares exercised = | $265,140.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 18000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1607615E | CHUA BOON CHAI | Individual |
| S2562465C | WONG LING CHAI | Individual |
| S7028252F | TAN YONG SHENG | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7028252F [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YONG SHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269269 [Retrieve Address]

Block/House No. : 56

Street Name : **CORONATION ROAD WEST**

Unit : # 05 - 03

Building/Estate Name : **ASTRID MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 9000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2562465C [Retrieve Details]

Identification Type : * NRIC

Name : * WONG LING CHAI

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118999 [Retrieve Address]

Block/House No. : 2

Street Name : **NORMANTON PARK**

Unit : # 21 - 147

Building/Estate Name : **NORMANTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 7000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1607615E [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA BOON CHAI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129205 [Retrieve Address]

Block/House No. : 50L

Street Name : **FABER HEIGHTS**

Unit : # 02 - 83

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497446690.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497446690.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001505812A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050569651 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001505812A

Date/Time : 29/11/2005 12:22

Transaction No : C050569651

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,019.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 6,120 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,446,690<br>6,120<br>1,497,452,810 | 1,497,446,690<br>6,120<br>1,497,452,810 | Before Exercise<br>Less Exercise<br>After Exercise | 41,100,341<br>(6,120)<br>41,094,221 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Authorised Signature : ..........................................

Designation : Assistant Secretary Date : November 29, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 6,120 ✓ | $10.40 ✓ | $63,648.00 | |
| 6,120 | Total value of shares exercised = | $63,648.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (selected) Yes / No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6120 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7028252F [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YONG SHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269269 [Retrieve Address]

Block/House No. : 56

Street Name : **CORONATION ROAD WEST**

Unit : # 05 - 03

Building/Estate Name : **ASTRID MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6120

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497452810.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497452810.00** | **86084215.00** | **0.00** |

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506471A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570365 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506471A

Date/Time : 29/11/2005 15:54

Transaction No : C050570365

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,009.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,260 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

3. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | S$1.00 | S$4,000,000,000 | Before Exercise | 1,497,452,810 | 1,497,452,810 | Before Exercise | 41,094,221 |
| Preference Shares* | S$1.00 | S$500,000,000 | Add Exercise | 4,260 | 4,260 | Less Exercise | (4,260) |
| Preference Shares # | S$1.00 | S$500,000,000 | After Exercise | 1,497,457,070 | 1,497,457,070 | After Exercise | 41,089,961 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham	Authorised Signature : ....................................

Designation : Assistant Secretary	Date : November 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,260 / | $14.73 / | $62,749.80 | |
| 4,260 | Total value of shares exercised = | $62,749.80 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4260 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S7028252F [Retrieve Details]

Identification Type : * NRIC

Name : * TAN YONG SHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 269269 [Retrieve Address]

Block/House No. : 56

Street Name : **CORONATION ROAD WEST**

Unit : # 05 - 03

Building/Estate Name : **ASTRID MEADOWS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4260

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/11/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497457070.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497457070.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/11/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001506488A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050570382 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001506488A

Date/Time : 29/11/2005 15:57

Transaction No : C050570382

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 989.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

December 1, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
DEC 21 2005
WASH, D.C. 192 SECTION

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,489,335<br>15,000<br>1,497,504,335 | 1,497,489,335<br>15,000<br>1,497,504,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,057,696<br>(15,000)<br>41,042,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders a the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..........................

Designation : Assistant Secretary    Date : December 1, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
| --- | --- | --- | --- |
| 15,000 | $14.73 | $220,950.00 | |
| 15,000 | Total value of shares exercised = | $220,950.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1124881J | KOH SIEW LENG | Individual |
| S1479734C | TEH SIEW TIN GINA | Individual |
| S2178874J | EDWIN KOH PEE LIN | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1479734C [Retrieve Details]

Identification Type : * NRIC

Name : * TEH SIEW TIN GINA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 508559 [Retrieve Address]

Block/House No. : 40

Street Name : **MARIAM WAY**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2178874J [Retrieve Details]

Identification Type : * NRIC

Name : * EDWIN KOH PEE LIN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557322 [Retrieve Address]

Block/House No. : 6

Street Name : **KENSINGTON PARK DRIVE**

Unit : # 01 - 02

Building/Estate Name : **KENSINGTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1124881J Retrieve Details

Identification Type : * NRIC

Name : * KOH SIEW LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229622 Retrieve Address

Block/House No. : 69

Street Name : **CAVENAGH ROAD**

Unit : # 02 - 356

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497504335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497504335.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001510491A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050575011 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000001510491A |
| Transaction No | : C050575011 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 01/12/2005 15:09

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 859.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,697 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,485,638<br>3,697<br>1,497,489,335 | 1,497,485,638<br>3,697<br>1,497,489,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,061,393<br>(3,697)<br>41,057,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 1, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,697 | $15.30 | $56,564.10 | |
| 3,697 | Total value of shares exercised = | $56,564.10 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3697 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1361114I | CHAN PETER | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1361114I Retrieve Details

Identification Type : * NRIC

Name : * CHAN PETER

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467833 Retrieve Address

Block/House No. : 31

Street Name : **LIMAU GROVE**

Unit : # -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3697

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497489335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497489335.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001510060A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050574555 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001510060A

Date/Time : 01/12/2005 11:54

Transaction No : C050574555

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 869.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 10,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,504,335<br>10,200<br>1,497,514,535 | 1,497,504,335<br>10,200<br>1,497,514,535 | Before Exercise<br>Less Exercise<br>After Exercise | 41,042,696<br>(10,200)<br>41,032,496 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham
Authorised Signature : ........................................

Designation : Assistant Secretary
Date : December 1, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 10,200 | $10.40 | $106,080.00 | |
| 10,200 | Total value of shares exercised = | $106,080.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10200 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E752296(0) | LEUNG PO LUNG | Individual |
| S2706397G | ANDREW DAVID CHARLES GLAUSER | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Date of allotment is invalid.**

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E752296(0) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LEUNG PO LUNG

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : UNIT 1208-18, MIRAMAR TOWER, 132-134 NATHAN ROAD

KOWLOON, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2706397G [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * ANDREW DAVID CHARLES GLAUSER

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 267938 [Retrieve Address]

Block/House No. : 18

Street Name : **LEEDON HEIGHTS**

Unit : # 14 - 04

Building/Estate Name : **LEEDON HEIGHTS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497514535.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497514535.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/12/2005 |

Submit Cancel

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001510697A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050575209 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001510697A

Date/Time : 01/12/2005 16:03

Transaction No : C050575209

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 849.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

December 15, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 14,840 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of th endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Share | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,725,110<br>14,840<br>1,497,739,950 | 1,497,725,110<br>14,840<br>1,497,739,950 | Before Exercise<br>Less Exercise<br>After Exercise | 40,839,92<br>(14,840<br>40,825,08 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders a the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng — Authorised Signature : ..............................

Designation : Secretary — Date : December 15, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 14,840 | $10.40 | $154,336.00 | |
| 14,840 | Total value of shares exercised = | $154,336.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14840 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1243747A | KOH POH CHYE | Individual |
| S1805337C | FOO SHER LENG PHYLLIS | Individual |
| S2569984Z | KHOO SIEW PING | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1243747A [Retrieve Details]

Identification Type : * NRIC

Name : * KOH POH CHYE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278735 [Retrieve Address]

Block/House No. : 15

Street Name : **HOLLAND HILL**

Unit : # 01 - 12

Building/Estate Name : **OLINA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1805337C [Retrieve Details]

Identification Type : * NRIC

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 556119 [Retrieve Address]

Block/House No. : 139

Street Name : **SERANGOON AVENUE 3**

Unit : # 07 - 06

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2569984Z ✓ Retrieve Details

Identification Type : * NRIC

Name : * KHOO SIEW PING ✓

Nationality : * SINGAPORE P.R. (300) ✓

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507025✓ Retrieve Address

Block/House No. : 2✓

Street Name : **FLORA DRIVE**✓

Unit : # 04 - 14 ✓

Building/Estate Name : **CARISSA PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 9840

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497739950.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497739950.00** | **86084215.00** | **0.00** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/12/2005 |

Submit | Cancel

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001527952A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050594270 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001527952A

Date/Time : 15/12/2005 14:25

Transaction No : C050594270

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 549.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,425 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,723,685<br>1,425<br>1,497,725,110 | 1,497,723,685<br>1,425<br>1,497,725,110 | Before Exercise<br>Less Exercise<br>After Exercise | 40,841,346<br>(1,425)<br>40,839,921 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Heng Lee Cheng  Authorised Signature : ............................................

Designation : Secretary  Date : December 15, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,425 | $15.30 | $21,802.50 | |
| 1,425 | Total value of shares exercised = | $21,802.50 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1425 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1425

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497725110.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497725110.00** | **86084215.00** | **0.00** |

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/12/2005 |

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001527712A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050593997 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001527712A

Date/Time : 15/12/2005 12:10

Transaction No : C050593997

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 559.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

December 6, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs



DBS Bank Ltd
Legal & Secretariat
Tel: 65.6878 5820
Fax: 65 6222 1035

SEC MAIL RECEIVED PROCESSING DEC 2 1 2005 WASH D.C. 192 SECTION

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,550,335<br>10,000<br>1,497,560,335 | 1,497,550,335<br>10,000<br>1,497,560,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,014,696<br>(10,000)<br>41,004,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 6, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 10,000 | $15.30 | $153,000.00 | |
| 10,000 | Total value of shares exercised = | $153,000.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

(◉) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0954489E | TAN CHIEW SONG | Individual |
| S1327888A | CHONG SUH KIEN ROSE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1327888A Retrieve Details

Identification Type : * NRIC

Name : * CHONG SUH KIEN ROSE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 Retrieve Address

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0954489E [Retrieve Details]

Identification Type : * NRIC

Name : * Tan Chiew Song

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 678901 [Retrieve Address]

Block/House No. : 68

Street Name : **HAZEL PARK TERRACE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497560335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497560335.00** | **86084215.00** | **0.00** |

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/12/2005 |

Submit Cancel

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001515106A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050579950 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001515106A

Date/Time : 06/12/2005 10:24

Transaction No : C050579950

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 809.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of th endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Share | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,560,335<br>9,000<br>1,497,569,335 | 1,497,560,335<br>9,000<br>1,497,569,335 | Before Exercise<br>Less Exercise<br>After Exercise | 41,004,69<br>(9,000<br>40,995,69 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders a the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ..................

Designation : Assistant Secretary — Date : December 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 9,000 | $14.73 | $132,570.00 | |
| 9,000 | Total value of shares exercised = | $132,570.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 9000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0239112J | LEE KHENG LEONG | Individual |
| S1292835A | BAEY CHIN CHENG | Individual |
| S1587503H | HO LOON KHWAN | Individual |
| S1607615E | CHUA BOON CHAI | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S1607615E [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA BOON CHAI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129205 [Retrieve Address]

Block/House No. : 50L

Street Name : **FABER HEIGHTS**

Unit : # 02 - 83

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1587503H [Retrieve Details]

Identification Type : * NRIC

Name : * HO LOON KHWAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 380057 [Retrieve Address]

Block/House No. : 57

Street Name : **SIMS DRIVE**

Unit : # 12 - 1131

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0239112J Retrieve Details

Identification Type : * NRIC

Name : * LEE KHENG LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 649820 Retrieve Address

Block/House No. : 82

Street Name : **CORPORATION ROAD**

Unit : # 05 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1292835A [Retrieve Details]

Identification Type : * NRIC

Name : * BAEY CHIN CHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278698 [Retrieve Address]

Block/House No. : 371

Street Name : **HOLLAND ROAD**

Unit : # 08 - 01

Building/Estate Name : **SERENADE @ HOLLAND, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497569335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497569335.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/12/2005 |

Submit Cancel

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001515176A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050580017 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001515176A

Date/Time : 06/12/2005 10:47

Transaction No : C050580017

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 799.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,569,335<br>4,000<br>1,497,573,335 | 1,497,569,335<br>4,000<br>1,497,573,335 | Before Exercise<br>Less Exercise<br>After Exercise | 40,995,696<br>(4,000)<br>40,991,696 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham
Authorised Signature : ............................................

Designation : Assistant Secretary
Date : December 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $10.40 | $41,600.00 | |
| 4,000 | Total value of shares exercised = | $41,600.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1658423A | CHEW ANN KHEEN | Individual |
| S2606454F | KOK AIK LIM | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1658423A [Retrieve Details]

Identification Type : * NRIC

Name : * CHEW ANN KHEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129204 [Retrieve Address]

Block/House No. : 50K

Street Name : **FABER HEIGHTS**

Unit : # 04 - 73

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2606454F [Retrieve Details]

Identification Type : * NRIC

Name : * KOK AIK LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 932 WEST DUARTE RD #2, ARCADIA, CA 91007, USA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497573335.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497573335.00** | **86084215.00** | **0.00** |

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/12/2005 |

Submit Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001515236A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050580082 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001515236A

Date/Time : 06/12/2005 11:03

Transaction No : C050580082

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 789.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,570 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,573,335<br>1,570<br>1,497,574,905 | 1,497,573,335<br>1,570<br>1,497,574,905 | Before Exercise<br>Less Exercise<br>After Exercise | 40,991,696<br>(1,570)<br>40,990,126 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 6, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,570 | $14.73 | $23,126.10 | |
| 1,570 | Total value of shares exercised = | $23,126.10 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1570 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E915284(2) | HO CHUN HUNG | Individual |
| S2606454F | KOK AIK LIM | Individual |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2606454F [Retrieve Details]

Identification Type : * NRIC

Name : * KOK AIK LIM

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 932 WEST DUARTE RD #2, ARCADIA, CA 91007, USA

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 570

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E915284(2) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * HO CHUN HUNG

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT A, 1/F BLOCK 9 PRISTINE VILLA
18 PAK LOK PATH, SHATIN, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/12/2005 (dd/mm/yyyy)

Save Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497574905.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497574905.00** | **86084215.00** | **0.00** |

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001515266A Date/Time : 06/12/2005 11:14

Transaction No : C050580119

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 779.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001515266A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050580119 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

DBS

December 7, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Winnie Ong
Bank Executive
(65) 6878 6141

encs

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH., D.C.
192

DBS Bank Ltd
Legal & Secretariat
Tel: 65.6878 5820
Fax: 65.6222 1035

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")



1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,574,905<br>4,000<br>1,497,578,905 | 1,497,574,905<br>4,000<br>1,497,578,905 | Before Exercise<br>Less Exercise<br>After Exercise | 40,990,126<br>(4,000)<br>40,986,126 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..............................

Designation : Assistant Secretary    Date : December 7, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $15.30 | $61,200.00 | |
| 4,000 | Total value of shares exercised = | $61,200.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1546208F | LIM BENG KUAN | Individual |
| S2166473A | WONG SIEW LIEN | Individual |

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2166473A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497578905.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497578905.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001517475A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050582585 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001517475A

Date/Time : 07/12/2005 14:07

Transaction No : C050582585

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 754.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

# DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,578,905<br>3,000<br>1,497,581,905 | 1,497,578,905<br>3,000<br>1,497,581,905 | Before Exercise<br>Less Exercise<br>After Exercise | 40,986,126<br>(3,000)<br>40,983,126 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..........................................

Designation : Assistant Secretary    Date : December 7, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $14.73 | $44,190.00 | |
| 3,000 | Total value of shares exercised = | $44,190.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1104623A | LIM KING SENG | Individual |
| S1671929C | TAN MUAY MUAY JACQUELINE | Individual |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1671929C [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970 [Retrieve Address]

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1104623A [Retrieve Details]

Identification Type : * NRIC

Name : * Lim King Seng

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 426105 [Retrieve Address]

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497581905.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497581905.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/12/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001517549A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050582665 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001517549A

Date/Time : 07/12/2005 14:30

Transaction No : C050582665

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 744.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 8,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,581,905<br>8,200<br>1,497,590,105 | 1,497,581,905<br>8,200<br>1,497,590,105 | Before Exercise<br>Less Exercise<br>After Exercise | 40,983,126<br>(8,200)<br>40,974,926 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..........................................

Designation : Assistant Secretary    Date : December 7, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

# ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 8,200 | $12.27 | $100,614.00 | |
| 8,200 | Total value of shares exercised = | $100,614.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8200 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 11.27 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E274918(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN CHAN YIN KWAN LILIAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : HOUSE 2, 74 MOUNT KELLETT ROAD, THE PEAK
HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2584349E [Retrieve Details]

Identification Type : * NRIC

Name : * CHAN KIN LUN CRANSTON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (●) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 1D VICTOR COURT, 18 WANG ON ROAD

HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * G250440(4) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LAI KWOK WAH

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (◉) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 13/F, BLOCK 26, LAGUNA CITY
KWUN TONG, KOWLOON, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497590105.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497590105.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/12/2005 |

Submit Cancel

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,590,105<br>11,000<br>1,497,601,105 | 1,497,590,105<br>11,000<br>1,497,601,105 | Before Exercise<br>Less Exercise<br>After Exercise | 40,974,926<br>(11,000)<br>40,963,926 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 7, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 11,000 | $10.40 | $114,400.00 | |
| 11,000 | Total value of shares exercised = | $114,400.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 11000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E274918(5) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * KWAN CHAN YIN KWAN LILIAN

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : HOUSE 2, 74 MOUNT KELLETT ROAD THE PEAK

HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1658423A [Retrieve Details]

Identification Type : * NRIC

Name : * CHEW ANN KHEEN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129204 [Retrieve Address]

Block/House No. : 50K

Street Name : **FABER HEIGHTS**

Unit : # 04 - 73

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497601105.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497601105.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/12/2005 |

Submit Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001518210A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050583392 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001518210A

Date/Time : 07/12/2005 17:41

Transaction No : C050583392

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 724.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |
|---|---|

SEC MAIL RECEIVED PROCESSING
DEC 21 2005
WASH. D.C. 192 SECTION

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

3. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,601,105<br>1,000<br>1,497,602,105 | 1,497,601,105<br>1,000<br>1,497,602,105 | Before Exercise<br>Less Exercise<br>After Exercise | 40,963,926<br>(1,000)<br>40,962,926 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 7, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,000 | $14.73 | $14,730.00 | |
| 1,000 | Total value of shares exercised = | $14,730.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, WINNIE ONG WINN NIE, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Particulars of Allottee**

**Please indicate whether the allottee is an Individual** : *

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S1235624B [Retrieve Details]

Identification Type : * NRIC

Name : * LEE LAY WAH IRENE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 465926 [Retrieve Address]

Block/House No. : 29

Street Name : **KEW WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497602105.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497602105.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

### Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/12/2005 |

Submit Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001518222A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050583404 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001518222A

Date/Time : 07/12/2005 17:44

Transaction No : C050583404

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 714.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

December 8, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Analyst
(65) 6878 5304

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,602,105<br>4,000<br>1,497,606,335 | 1,497,602,105<br>4,000<br>1,497,606,335 | Before Exercise<br>Less Exercise<br>After Exercise | 40,962,926<br>(4,000)<br>40,958,926 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham     Authorised Signature : ..........................................

Designation : Assistant Secretary     Date : December 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 4,000 | $15.30 | $61,200.00 | |
| 4,000 | Total value of shares exercised = | $61,200.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

### Company Type

Please click on appropriate button :

- company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- Yes
- No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / Wong Ngit Liong
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |
| Description of discrepancy : | | | |

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| | | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of shares : | 4000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1182228B | YEO SIOK WEE NELLY | Individual |
| S1546208F | LIM BENG KUAN | Individual |

bizFILE

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[illegible]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1546208F [Retrieve Details]

Identification Type : * NRIC

Name : * LIM BENG KUAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948 [Retrieve Address]

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1182228B [Retrieve Details]

Identification Type : * NRIC

Name : * YEO SIOK WEE NELLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159960 [Retrieve Address]

Block/House No. : 370G

Street Name : **ALEXANDRA ROAD**

Unit : # 13 - 01

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497606105.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497606105.00** | **86084215.00** | **0.00** |

[illegible]

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

bizFILE

### Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

Submit Cancel

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519223A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050584538 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001519223A Date/Time : 08/12/2005 14:40

Transaction No : C050584538

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 704.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 39,160 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,606,105<br>39,160<br>1,497,645,265 | 1,497,606,105<br>39,160<br>1,497,645,265 | Before Exercise<br>Less Exercise<br>After Exercise | 40,958,926<br>(39,160)<br>40,919,766 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ............................................

Designation : Assistant Secretary

Date : December 8, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 39,160 | $14.73 | $576,826.80 | |
| 39,160 | Total value of shares exercised = | $576,826.80 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

Record saved successfully.

### Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Ac issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / Wong Ngit Liong
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, CHRISTINE CHEANG WAI CHING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |
|---|---|---|---|---|---|

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 39160 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S2700367B | JOHN DUNCAN PRITCHARD | Individual |
| S2201565F | MOHAMED NAWAZ JIFFRY VILCASSIM | Individual |
| S7121576H | IVY ONG BING WAH | Individual |
| S1124881J | KOH SIEW LENG | Individual |
| S2560657D | WONG SING LEON | Individual |

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

| | Ordinary | Preference | Others |
|---|---|---|---|
| **No. of Shares** | 0 | 0 | 0 |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Particulars of Allottee

**Please indicate whether the allottee is an Individual :** *

- (selected) **Allottee is an Individual**
- **Allottee is NOT an Individual**

**If Allottee is an Individual :**

| | |
|---|---|
| Shareholder Category : * | **Individual** |
| Identification No. : * | S2201565F [Retrieve Details] |
| Identification Type : * | NRIC |
| Name : * | MOHAMED NAWAZ JIFFRY VILCASSIM |
| Nationality : * | SINGAPOREAN (301) |
| Mobile No : | |
| Occupation : | |
| Email Address : | |
| Address Type : * | (selected) Local / Foreign |

Local Address (* if Address Type is Local Address)

| | |
|---|---|
| Postal Code : | 128047 [Retrieve Address] |
| Block/House No. : | 25 |
| Street Name : | **WEST COAST CRESCENT** |
| Unit : | # 18 - 13 |
| Building/Estate Name : | **BLUE HORIZON** |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

| | | |
|---|---|---|
| Shareholder Category : * | **Individual** | |
| Identification No. : * | S7121576H | Retrieve Details |
| Identification Type : * | NRIC | |
| Name : * | IVY ONG BING WAH | |
| Nationality : * | SINGAPOREAN (301) | |
| Mobile No : | | |
| Occupation : | | |
| Email Address : | | |
| Address Type : * | (•) Local<br>( ) Foreign | |

Local Address (* if Address Type is Local Address)

| | | |
|---|---|---|
| Postal Code : | 277431 | Retrieve Address |
| Block/House No. : | 64 | |
| Street Name : | **MING TECK PARK** | |
| Unit : | # - | |
| Building/Estate Name : | **MING TECK PARK** | |

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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### Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

#### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2560657D [Retrieve Details]

Identification Type : * NRIC

Name : * WONG SING LEON

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 328837 [Retrieve Address]

Block/House No. : 17

Street Name : **KIM KEAT ROAD**

Unit : # 06 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1124881J Retrieve Details

Identification Type : * NRIC

Name : * KOH SIEW LENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229622 Retrieve Address

Block/House No. : 69

Street Name : **CAVENAGH ROAD**

Unit : # 02 - 356

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder

Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

Shareholder Category : * **Individual**

Identification No. : * **S2700367B**

Identification Type : * **NRIC**

Name : * JOHN DUNCAN PRITCHARD

Nationality : * AUSTRALIAN (701)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469972 Retrieve Address

Block/House No. : 26

Street Name : **BAYSHORE ROAD**

Unit : # 23 - 05

Building/Estate Name : **THE BAYSHORE**

Foreign Address (* if Address Type is Foreign Address)

Address :

### Authorised Capital

| Class of Shares | Currency | Nominal Value per Share | Share Group | Shares Allotted | Total No. of shares after allotment |
|---|---|---|---|---|---|
| Ordinary | SINGAPORE DOLLAR (099) | 1 | | 0 | 0 |

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 22160

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497645265.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497645265.00** | **86084215.00** | **0.00** |

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment

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## Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

## Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

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|---|---|

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519322A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050584646 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519322A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050584646 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001519322A

Date/Time : 08/12/2005 15:10

Transaction No : C050584646

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 694.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS

December 8, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,646,265<br>5,000<br>1,497,651,265 | 1,497,646,265<br>5,000<br>1,497,651,265 | Before Exercise<br>Less Exercise<br>After Exercise | 40,918,766<br>(5,000)<br>40,913,766 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 8, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 5,000 | $14.73 | $73,650.00 | |
| 5,000 | Total value of shares exercised = | $73,650.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 16620 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| E850425(7) | LI MAN HO | Individual |
| S1531707H | LEW WING KEONG | Individual |
| S2666377F | CHUNG WANG LEONG | Individual |
| S2703957Z | DAVID JOHN WALKER-SMITH | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(●) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2703957Z [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID JOHN WALKER-SMITH

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : * (●) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268718 [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2666377F [Retrieve Details]

Identification Type : * NRIC

Name : * CHUNG WANG LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469975 [Retrieve Address]

Block/House No. : 32

Street Name : **BAYSHORE ROAD**

Unit : # 07 - 01

Building/Estate Name : **THE BAYSHORE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5460

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual** : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual** :

Shareholder Category : * **Individual**

Identification No. : * S1531707H [Retrieve Details]

Identification Type : * NRIC

Name : * LEW WING KEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 688633 [Retrieve Address]

Block/House No. : 25

Street Name : **VERDE PLACE**

Unit : # -

Building/Estate Name : **VILLA VERDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual** :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5160

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * E850425(7) Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * LI MAN HO

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : DBS BANK HONG KONG BRANCH, 10TH FLOOR,
THE CENTER, CENTRAL, HONG KONG

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497667885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497667885.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

Submit | Cancel

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519922A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050585288 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001519922A

Date/Time : 08/12/2005 17:55

Transaction No : C050585288

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 664.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 16,620 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares | S$1.00 | S$4,000,000,000 | Before Exercise | 1,497,651,265 | 1,497,651,265 | Before Exercise | 40,913,766 |
| Preference Shares* | S$1.00 | S$500,000,000 | Add Exercise | 16,620 | 16,620 | Less Exercise | (16,620) |
| Preference Shares # | S$1.00 | S$500,000,000 | After Exercise | 1,497,667,885 | 1,497,667,885 | After Exercise | 40,897,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ..........................................

Designation : Assistant Secretary — Date : December 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 16,620 | $10.40 | $172,848.00 | |
| 16,620 | Total value of shares exercised = | $172,848.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (selected) Yes
- No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1391861I Retrieve Details

Identification Type : * NRIC

Name : * WONG KOK SENG AUGUSTINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507421 Retrieve Address

Block/House No. : 180

Street Name : **LOYANG RISE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519879A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050585248 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001519879A

Date/Time : 08/12/2005 17:41

Transaction No : C050585248

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 674.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

3. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,667,885<br>2,000<br>1,497,669,885 | 1,497,667,885<br>2,000<br>1,497,669,885 | Before Exercise<br>Less Exercise<br>After Exercise | 40,897,146<br>(2,000)<br>40,895,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Authorised Signature : ..........................................

Designation : Assistant Secretary

Date : December 8, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next **4** million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 2,000 | $14.73 | $29,460.00 | |
| 2,000 | Total value of shares exercised = | $29,460.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

### Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 14.30 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1182228B [Retrieve Details]

Identification Type : * NRIC

Name : * YEO SIOK WEE NELLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159960 [Retrieve Address]

Block/House No. : 370G

Street Name : **ALEXANDRA ROAD**

Unit : # 13 - 01

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497646265.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497646265.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

Submit Cancel

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519782A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050585133 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001519782A

Date/Time : 08/12/2005 17:10

Transaction No : C050585133

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 684.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

## DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,645,265<br>1,000<br>1,497,646,265 | 1,497,645,265<br>1,000<br>1,497,646,265 | Before Exercise<br>Less Exercise<br>After Exercise | 40,919,766<br>(1,000)<br>40,918,766 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ......................................

Designation : Assistant Secretary — Date : December 8, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 1,000 | $15.30 | $15,300.00 | |
| 1,000 | Total value of shares exercised = | $15,300.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

**Record saved successfully.**

**Company Type**

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

Save | Delete Issued Share | Reset | Back

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S2534729C [Retrieve Details]

Identification Type : * NRIC

Name : * GUI KONG HWA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557323 [Retrieve Address]

Block/House No. : 8

Street Name : **KENSINGTON PARK DRIVE**

Unit : # 12 - 07

Building/Estate Name : **KENSINGTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497669885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497669885.00** | **86084215.00** | **0.00** |

bizFILE

PAYMENTS

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/12/2005 |

Submit Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001519935A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050585302 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000001519935A |
| Transaction No | : C050585302 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 08/12/2005 17:59

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 654.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

DBS

December 12, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2005
WASH, D.C. 192

encs

**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 23,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

1. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$ 500,000,000<br>S$ 500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,669,885<br>23,000<br>1,497,692,885 | 1,497,669,885<br>23,000<br>1,497,692,885 | Before Exercise<br>Less Exercise<br>After Exercise | 40,895,146<br>(23,000)<br>40,872,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham    Authorised Signature : ..........................................

Designation : Assistant Secretary    Date : December 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)



*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 23,000 | $14.73 | $338,790.00 | |
| 23,000 | Total value of shares exercised = | $338,790.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (selected) Yes
- No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
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**filename*yyyyMMddmmsstt***

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**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 23000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 13.73 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

**List of Allottees and their particulars**

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S1391861I | WONG KOK SENG AUGUSTINE | Individual |
| S1807859G | FOO BOON PING | Individual |
| S2705118I | DAVID GERALD FAULKNER | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S13918611 [Retrieve Details]

Identification Type : * NRIC

Name : * WONG KOK SENG AUGUSTINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507421 [Retrieve Address]

Block/House No. : 180

Street Name : **LOYANG RISE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/12/2005 (dd/mm/yyyy)

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(◉) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S1807859G [Retrieve Details]

Identification Type : * NRIC

Name : * FOO BOON PING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (◉) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510505 [Retrieve Address]

Block/House No. : 505

Street Name : **PASIR RIS STREET 52**

Unit : # 05 - 199

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 2000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S27051181 [Retrieve Details]

Identification Type : * NRIC

Name : * DAVID GERALD FAULKNER

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268443 [Retrieve Address]

Block/House No. : 108

Street Name : **JALAN LIM TAI SEE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/12/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497692885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497692885.00** | **86084215.00** | **0.00** |

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## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>(not selected) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 12/12/2005 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001522487A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C050588259 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001522487A

Date/Time : 12/12/2005 13:43

Transaction No : C050588259

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 644.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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**DBS GROUP HOLDINGS LTD**

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
*(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)*

2. In respect of each class of securities, to furnish the following details:-

| Class of security | Par value | Authorised Capital | Issued and paid-up ordinary share capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Shares | $ | | |
| Ordinary Shares<br>Preference Shares*<br>Preference Shares # | S$1.00<br>S$1.00<br>S$1.00 | S$4,000,000,000<br>S$500,000,000<br>S$500,000,000 | Before Exercise<br>Add Exercise<br>After Exercise | 1,497,692,885<br>3,000<br>1,497,695,885 | 1,497,692,885<br>3,000<br>1,497,695,885 | Before Exercise<br>Less Exercise<br>After Exercise | 40,872,146<br>(3,000)<br>40,869,146 |

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham — Authorised Signature : ........................................

Designation : Assistant Secretary — Date : December 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 *million* Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
**# Non-Voting Redeemable Convertible Preference Shares**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

| Aggregate Number of Shares Allotted | Subscription Price (1) | Value of Shares Exercised (2) | Remarks |
|---|---|---|---|
| 3,000 | $10.40 | $31,200.00 | |
| 3,000 | Total value of shares exercised = | $31,200.00 | |

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Persons signing the resolution**

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / Wong Ngit Liong
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

**Declaration**

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Authorised Capital

| | Amount | Nominal Value per Share | Currency |
|---|---|---|---|
| Authorised Capital : | **5000000000** | **1** | **SINGAPORE DOLLAR ( 099 )** |

Description of discrepancy :

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid or due and payable on each share | | | |
| paid : | 1 | | |
| due and payable : | 0 | | |
| Amount of premium paid or payable on each share : | 9.40 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

### List of Allottees and their particulars

| Identification No./Registration No. | Name | Shareholder Category |
|---|---|---|
| S0198909Z | TAN KIM CHIA | Individual |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

### Particulars of Allottee

**Please indicate whether the allottee is an Individual : ***

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

**If Allottee is an Individual :**

Shareholder Category : * **Individual**

Identification No. : * S0198909Z Retrieve Details

Identification Type : * NRIC

Name : * Tan Kim Chia

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
(•) Local
( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 448906 Retrieve Address

Block/House No. : 1

Street Name : **SIGLAP ROAD**

Unit : # 02 - 04

Building/Estate Name : **MANDARIN GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

**If Allottee is NOT an Individual :**

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

**Details of Shares Allotted** * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/12/2005 (dd/mm/yyyy)

Save Reset Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE DOLLAR (099)** | | |
| Nominal Value per Share : | **1.00** | | |
| Amount of Authorised Share Capital : | **5000000000.00** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Amount of Issued Share Capital : | **1497695885.00** | **86084215.00** | **0.00** |
| Amount of Paid-up Share Capital : | **1497695885.00** | **86084215.00** | **0.00** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 12/12/2005 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000001522500A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C050588275 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

Print Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000001522500A

Date/Time : 12/12/2005 13:50

Transaction No : C050588275

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 634.00**

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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